Exhibit 99.57

GRANDE WEST PARTNERS WITH HINDUJA TECH

FOR BUY AMERICA COMPLIANT MANUFACTURING PLANT

Vancouver, British Columbia – Grande West Transportation Group Inc. (TSXV: BUS) (OTCQX: GWTNF) (FRA: 6LG) – December 1, 2020: (“Grande West” or the “Company”), a Canadian manufacturer of mid-sized multi-purpose transit vehicles sold in Canada and the United States, is pleased to announce that it has entered into a contract with Hinduja Tech Inc. for the design and engineering plans for its new American operational facility and headquarters.

Grande West Transportation intends to design and develop a brand new bus manufacturing facility in the State of Washington, USA, (please see news release from November 4, 2020 Here) with aggressive timelines to launch their new bus production activities. Grande West chose to partner with Hinduja Tech Inc., an Integrated Engineering and Digital Technology & Solutions Provider, to design a new manufacturing facility for the development of affordable, Buy-America compliant buses geared toward U.S. markets.

“Grande West has ambitious plans to open a USA operational headquarters and develop an highly advanced manufacturing assembly facility in the State of Washington. We have engaged with a global leader; Hinduja Tech has successfully worked with many of the world’s largest Automotive Tier 1 OEM’s to develop cost effective, industry changing manufacturing processes. We are leveraging their expertise to insure that we can compete with the largest bus manufactures in the United States by reducing our labor overall content of the assembly of our Vicinity buses. We have a great product and now we need to focus on insuring our manufacturing facility is extremely competitive as we bid to win contacts in the USA.” – William Trainer, President & CEO of Grande West.

“We are very pleased to work with Grande West on their current engineering assignments but are even more excited to develop the Company’s first manufacturing facility in the U.S. Given Hinduja Group’s long history in producing commercial vehicles, coupled with Hinduja Tech’s unique ‘frugal’’ design philosophy, I’m very sure we will be able to design a robust and most efficient bus manufacturing process which will be suitable for Grande West’s bus production plans across the U.S,” stated Kumar Prabhas, CEO, Hinduja Tech. “We share a similar passion and vision as Grande West, in providing sustainable and accessible transportation solutions to all, and are fully committed to support them in their next phase of growth.”

Hinduja Tech Inc. brings their exemplary CV design experience and proven track record to the table, enabling Grande West to drastically scale up their bus business within the U.S. Working with Hinduja Tech Inc. also provides Grande West an extension to their teams, promoting collaboration with engineers across the world, while bringing the best of the design and manufacturing practices to the fore.

About Hinduja Tech

Hinduja Tech (www.hindujatech.com), is an integrated Product Engineering and Digital Technologies service provider for the automotive space. Hinduja Tech, headquartered in Chennai is known for its Frugal Engineering approach in delivering award-winning vehicle programs by compressing the barriers of cost, quality and time for emerging markets. Hinduja Tech is a part of over 100+ years old global conglomerate Hinduja Group (www.hindujagroup.com), we have inherited decades of automotive product development expertise in our DNA and we offer full vehicle and powertrain development services from concept through SOP.

About Grande West Transportation Group

Grande West Transportation is a Canadian company that designs and engineers mid-size multi purpose transit vehicles for public and commercial enterprises. Grande West utilizes world class manufacturing partners to produce the Purpose-Built Vicinity heavy duty bus available in clean diesel, gas and CNG drive systems. The Vicinity LT EV with an electric propulsion drive system is available for 2021 deliveries.

The Company has been successful in supplying Canadian municipal transportation agencies and private operators with new buses. Grande West is compliant to Buy America certification, and with a strong distribution chain in the U.S., is actively pursuing opportunities in public and private transit fleet operations that would benefit from Grande West’s vehicles.

www.grandewest.com

For investor relations please contact:

Paradox Public Relations Inc.

Karl Mansour

Managing Director

Ph: (514) 341-0408 or 1-866-460-0408

IR@grandewest.com

Grande West Transportation

John LaGourgue

VP Corporate Development

Ph: 604-288-8043

IR@grandewest.com

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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